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                              May 8, 2024

       Marjorie Hargrave
       Chief Financial Officer
       Hallador Energy Company
       1183 East Canvasback Drive
       Terre Haute, Indiana 47802

                                                        Re: Hallador Energy
Company
                                                            Form 10-K for the
Fiscal Year ended December 31, 2023
                                                            Filed March 14,
2024
                                                            File No. 001-34743

       Dear Marjorie Hargrave:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Properties, page 29

   1. Please expand your disclosure to provide information that would reasonably inform investors of the
productive capacity and extent of utilization of the Merom power plant to comply with Instruction
1 to Item 102 of Regulation S-K.
       Management's Discussion and Analysis, page 30

   2. We note that you provide a brief discussion and analysis of the reportable operating segment activity on
pages 37 and 38, although without any direct commentary on the key segment performance
measures that you have identified on page 66, and you do not provide any comparable
information for the consolidated results of operations.

                                                        Please expand your
discussion and analysis to include an overall assessment of the consolidated financial
statements, as may include (i) significant components of revenues and expenses that would
be material to an understanding of the results of operations; (ii)
                                                        known trends or
uncertainties that have had or that are reasonably likely to have a material
 Marjorie Hargrave
FirstName  LastNameMarjorie Hargrave
Hallador Energy Company
Comapany
May  8, 2024NameHallador Energy Company
May 8,
Page 2 2024 Page 2
FirstName LastName
         favorable or unfavorable impact on revenues; (iii) events that are reasonably likely to cause a material change in the relationship between costs and revenues; and iv) the extent to which changes in revenue are attributable to changes in prices and separately to changes in the volume or amount of goods or services being sold.

         Please also expand your discussion and analysis of segment activity to address changes in your key segment performance measure of segment income (loss) from operations for each period. You may refer to Item 303(a), (b) and (b)(2) of Regulation S-K if you
         require further clarification or guidance regarding these disclosure requirements.
Results of Operations
Presentation of Segment Information, page 37

3. We note your disclosure of quarterly segment data on page 41 includes various measures that appear to be non-GAAP measures, such as coal segment margin, segment total electric sales less amortization of contract liability, and electric segment operating expenses less fixed costs and amortization of contract asset.

         Please refer to the answer to Question 104.03 of our Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures, and address the disclosure requirements in Item 10(e)(1)(i) and (ii)(E) of Regulation S-K, with respect to each measure. As you appear to be excluding some fixed costs in arriving at one or more non-
         GAAP measures, tell us your rationale for presenting the measure and how you view its utility relative to the most directly comparable measure based on GAAP.

         Please also clarify whether you view the excluded costs as normal, recurring, cash operating expenses that are necessary to operate your business, and address the guidance in the answer to Question 100.01 of our Compliance and Disclosure Interpretations on
         Non-GAAP Financial Measures. You may view this guidance at the following address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm
Financial Statements
Consolidated Statements of Operations, page 47

4. We note that amounts reported on your operating expenses line item of $473 million represents 83% of the summation of these and other costs that you report as total operating expenses for the year ended December 31, 2023.

         Please address the guidance in Rule 5-03.2 and 3 of Regulation S-X, regarding the line items that may be appropriate to the presentation. For example, tell us why you would not separately report fuel, purchased power, and operation and maintenance costs.
 Marjorie Hargrave
Hallador Energy Company
May 8, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or John Cannarella,
Staff Accountant, at 202-551-3337 if you have questions regarding comments.



                                                          Sincerely,
FirstName LastNameMarjorie Hargrave
                                                          Division of
Corporation Finance
Comapany NameHallador Energy Company
                                                          Office of Energy &
Transportation
May 8, 2024 Page 3
cc:       Lawrence Martin
FirstName LastName